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                                                                    Exhibit 99.3


                                                  March 6, 2001
                                                  P 082 e
                                                  Michael Grabicki
                                                  Phone:    (+49) 621 60-9 99 38
                                                  Fax:      (+49) 621 60-2 01 29
                                                  e-mail: michael.grabicki
                                                  @basf-ag.de



BASF PROPOSES DIVIDEND OF E 2 PER SHARE

o    HIGHEST DIVIDEND IN COMPANY HISTORY

o    EK 45 WILL BE PAID OUT IN FULL

o    DIVIDEND YIELD RISES TO 5.9 PERCENT

At the Annual Meeting on April 26, 2001, the Board of Executive Directors and the Supervisory Board of BASF Aktiengesellschaft are proposing to raise the dividend for 2000 to E 1.30 per share (previous year E 1.13) and to pay a special dividend of E 0.70 per share.

BASF will therefore pay out its retained earnings charged with 45 percent corporation tax (EK 45) in full to its shareholders in 2001. The dividends paid out will amount to E 1.215 billion.

Relative to the 2000 year-end share price of E 48.17, BASF shareholders will thus receive a dividend yield of 4.2 percent. In addition, shareholders subject to German income or corporation tax will receive a tax credit totaling E 0.86 for the dividend and the special dividend, increasing their dividend yield to
5.9 percent.

BASF will report its financial results for 2000 and its outlook for 2001 at its Annual Press Conference on March 14, 2001. There will also be a conference for financial analysts on the same day.



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BASF is a transnational chemical company that aims to increase and sustain its corporate value through growth and innovation. The company's product range includes high-value chemicals, plastics, colorants and pigments, dispersions, automotive and industrial coatings, agricultural products and fine chemicals as well as crude oil and natural gas. BASF's approach to integration, known in German as "Verbund," is one of its particular strengths, ensuring cost leadership and a unique competitive advantage. BASF is one of the world's leading chemical companies and acts in accordance with the principles of Sustainable Development. The company's Internet address is www.basf.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking statements contained in this release.